301 E. Fourth St., Cincinnati, OH 45202	Your Great American Insurance Policy®

0790FIC (01/24) © 2024 Great American Insurance Company	800-545-4269 GAIG.com

IMPORTANT NOTICE
FIDELITY CRIME DIVISION CLAIMS

Should this account have a potential claim situation, please contact:

Fidelity & Crime Claims Department

Great American Insurance Group

Five Waterside Crossing

Windsor, CT 06095

(860) 298-7330

(860) 688-8188 fax

CrimeClaims@gaig.com

SDM-683 (Ed. 08/14)

FXS 11 01 05 14

FINANCIAL INSTITUTION EXCESS FOLLOW FORM CERTIFICATE

GREAT AMERICAN INSURANCE COMPANY

(herein called UNDERWRITER)

Bond No.:	FS F183195 00 00

Named Insured:	Fundrise Income Real Estate Fund LLC (herein called Insured)

Address:	11 Dupont Circle NW 9th Floor

Washington, DC 20036

The UNDERWRITER, in consideration of an agreed premium, and in reliance upon the statements and information furnished to the UNDERWRITER by the INSURED, and subject to the terms and conditions of the underlying coverage scheduled in Item 3. below, as excess and not contributing insurance, agrees to pay the INSURED for loss which:

(a)	Would have been paid under the Underlying but for the fact that such loss exceeds the limit of liability of the Underlying Carrier(s) listed in Item 3., and

(b)	for which the Underlying Carrier(s) has (have) made payment, and the Insured has collected, the full amount of the expressed limit of the Underlying Carrier’s(s) liability.

Item 1.	Bond Period: from 12:01 a.m. on	04/01/2024	to 12:01 a.m. on 06/30/2024
		(inception)	(expiration)

Item 2.	Single Loss Limit of Liability at Inception: $ 5,000,000 Coverage(s) Provided:

1. Employee, 2. On Premises, 3. In Transit, 4. Forgery or Alteration, 5. Extended Forgery, 6. Counterfeit Money, 7. Threats to Person, 8. Computer System, 9. Voice Initiated Funds Transfer Instruction, 10. Uncollectible Items of Deposit, 13. Unauthorized Signature, and 14. Telefacsimile Instruction.

Item 3.	Underlying Coverage Schedule:

A)	Company:	Federal Insurance Company

Single Loss Limit:	$ 10,000,000

Deductible Amount:	$ 50,000

Bond Number:	82599059

Bond Period:	from 12:01 a.m. on 06/30/2023 to 12:01 a.m. on 06/30/2024

B)	Company:	Berkley Regional Insurance Company

FXS 11 01 05 14	(Page 1 of 2)

Single Loss Limit:	$ 5,000,000

Attachment Point:	$ 10,000,000

Bond Number:	BFIV-45004647-21

Bond Period:	from 12:01 a.m. on 06/30/2023 to 12:01 a.m. on 06/30/2024

Item 4.	Coverage provided by this Bond is subject to the following attached Rider(s): 1-3.

Item 5.	By acceptance of this Bond, you give us notice canceling prior Bond No. N/A, the cancellation to be effective at the same time this Bond become effective.

FXS 11 01 05 14	(Page 2 of 2)

FXS 11 02 05 14

RIDER NO. 1

EXCLUDE ALL SUB-LIMITED COVERAGE(S)

To be attached to and form part of Financial Institution Excess Follow Form Certificate

Bond No.: FS F183195 00 00

In favor of: Fundrise Income Real Estate Fund LLC

It is agreed that:

1.	Coverage provided by this Bond shall not respond as excess over any sub-limited coverage(s) that are part of the Underlying Bond(s).

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions,provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

3.	This Rider shall become effective as of 12:01 a.m. on 04/01/2024 standard time.

FXS 11 02 05 14	(Page 1 of 1)

FXS 11 11 08 15

RIDER NO. 2

Extortion Clarification Rider

To be attached to and form part of Financial Institution Excess Follow Form Certificate

Bond No.:	FS F183195 00 00

In favor of:	Fundrise Income Real Estate Fund LLC

It is agreed that:

It is agreed that Extortion applies to Physical Threats only.

This does not include Loss of Property surrendered away from an office of the Insured as a threat due to:

i.	Cause damage to or loss of Electronic Property, including the modification of data or denial of access to computer or network services

ii.	Introduce a Computer Virus; or

iii.	Disclose, disseminate or utilize electronically held Trade secrets or electronically held Proprietary Information

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

This Rider shall become effective as of 12:01 a.m. on 04/01/2024 standard time.

FXS 11 11 08 15	(Page 1 of 1)

FXS 11 15 07 22

RIDER NO. 3

EXCLUDE ALL NON - FUNGIBLE TOKENS

To be attached to and form part of FINANCIAL INSTITUTION EXCESS FOLLOW FORM CERTIFICATE

Bond No.: FS F183195 00 00

In favor of: Fundrise Income Real Estate Fund LLC

In consideration of the premium charged, it is agreed that the Bond is amended as follows:

1.	It is agreed that this bond does not afford coverage under any of the Insuring Agreements for any loss, damage, claim, occurrence, or suit that arises out of, is in any way related to, or involves, in whole or in part, any Non-Fungible Token. All coverage for Non-Fungible Tokens is excluded from all Insuring Agreements.

Non-Fungible Token, also known as “NFT,” means any unique digital identifier connected to any digital ledger technology which may be used to certify authenticity or ownership of anything, including but not limited to any digital, tangible, or intangible item, but cannot be substituted or exchanged for any similar item. However, the definition of Non-Fungible Token does not mean or include Cryptocurrency.

Cryptocurrency means a digital or electronic medium of exchange, operating independently of a central bank, in which encryption techniques are used to regulate the generation of units and to verify the transfer of such units from one person to another.

2.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

3.	This Rider shall become effective as of 12:01 a.m. on 04/01/2024 standard time.

FXS 11 15 07 22	(Page 1 of 1)

FI 73 41 04 17

In Witness Clause

In Witness Whereof, we have caused this Financial Institution Bond to be executed and attested, and, if required by state law, this Financial Institution Bond shall not be valid unless countersigned by our authorized representative.

PRESIDENT	SECRETARY

Copyright Great American Insurance Co., 2009

FI 73 41 04 17	(Page 1 of 1)

Fundrise Income Real Estate Fund, LLC

Secretary’s Certificate

April 18, 2024

The undersigned, Michelle A. Mirabal, the duly elected and acting Secretary of Fundrise Income Real Estate Fund, LLC, a Delaware limited liability company (the “Fund”), does hereby certify that the following resolutions were adopted by the Board of Directors of the Fund (the “Board”) by unanimous written consent dated April 11, 2024 with the same force and effect as if adopted at a meeting duly called and held for the purpose of considering such action:

RESOLVED, that the Board of the Fund hereby authorizes, approves and ratifies the procurement of a Fidelity Bond on behalf of the Fund, in the form and amount presented, for the period effective from April 1, 2024 and ending on June 30, 2024, after consideration of all factors deemed relevant by the Board, including, but not limited to: (1) the expected value of the assets of the Fund; (2) the type and terms of the arrangements made for the custody and safekeeping of assets of the Fund; and (3) the nature of the securities and other assets in the Fund’s portfolio; and

FURTHER RESOLVED, that the Board hereby approves the payment by the Fund of the premium for coverage under the Fidelity Bond, in the amount presented, after consideration of all factors deemed relevant by the Boards, including, but not limited to: (1) the nature of the business activities of the Fund; and (2) the amount and premium of the Fidelity Bond; and

FURTHER RESOLVED, that the Board hereby delegates to the officers of the Fund the authority to negotiate such further changes to the form and amount of the Fidelity Bond as the officers, in consultation with counsel to the Fund, deem appropriate or acceptable and to bind the coverage in such form and amount, provided that any changes to the Fidelity Bond, presented that are deemed to be material shall be reported to the Board prior to binding the coverage; and

FURTHER RESOLVED, that the officers of the Fund be, and each hereby is, authorized to increase the amount of the coverage of the Fidelity Bond from time to time to ensure adequate coverage based upon the value of the Fund’s assets and to enable the Fund to remain in compliance with the Investment Company Act of 1940 (the “1940 Act”) and the rules promulgated thereunder; and

FURTHER RESOLVED, that the officers of the Fund be, and each hereby is, authorized to make all filings with the Securities and Exchange Commission and give all notices and information with respect to such Fidelity Bond, as may be required from time to time pursuant to Rule 17g-1(g) and Rule 17g-1(h) under the 1940 Act; and

FURTHER RESOLVED, that the officers of the Fund be, and each hereby is, authorized and directed to make any and all payments and to do or cause to be done all such other actions, and to make, execute and deliver any and all of such documents in the name and on behalf of the Fund, as they, or any of them, may deem necessary or appropriate to carry out the intent and accomplish the purpose of the foregoing resolutions.

RESOLVED, that the officers of the Fund be, and each hereby is, authorized and directed to do or cause to be done all such other acts and things and to make, execute, and deliver any and all such papers and documents in the name of and on behalf of the Fund, as they, or any of them, upon the advice of counsel to the Fund may deem necessary, appropriate, or desirable to carry out the intent and purpose of these resolutions approved by written consent.

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of the date first above written.

/s/ Michelle A. Mirabal
Michelle A. Mirabal
Secretary